SEC FILE NUMBER: 001-38313
CUSIP NUMBER: 45113Y203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One )	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – registrant information

iClick Interactive Asia Group Limited

Full Name of Registrant

Former Name if Applicable

15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay

Address of Principal Executive Office (Street and Number)

Hong Kong S.A.R., People’s Republic of China

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As announced on April 26, 2024, iClick Interactive Asia Group Limited (the “Company”) (acting upon the recommendation of the Special Committee) exercised the right to terminate the previously announced agreement and plan of merger, dated as of November 24, 2023 (the “Merger Agreement”), by and among the Company, TSH Investment Holding Limited and TSH Merger Sub Limited. As a result of the termination of the Merger Agreement, the proposed merger will not be completed and the Company will continue to be required to file periodic reports with the SEC or otherwise subject to the reporting obligations under the U.S. federal securities laws. The Company needs additional time to complete its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “FY2023 Form 20-F”) and will not be able to file its FY2023 Form 20-F by the prescribed filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Josephine Ngai	852	3700 9000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in its results of operations for FY2023 from the last fiscal year. In 2022, the Company recorded an impairment of goodwill and intangible assets of US$80.1 million and US$49.8 million, respectively, as disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 11, 2023 (the “FY2022 Form 20-F”). In 2023, the Company does not anticipate to make any impairment of goodwill as goodwill was fully impaired as of December 31, 2022. The Company also anticipates that there is no material impairment of intangible assets in 2023.

As of December 31, 2023, the Company had cash and cash equivalents, time deposits and restricted cash of no more than US$80 million. Total undrawn facilities available for draw-down, net of bank deposits that needed to be pledged as restricted cash upon utilization of the facilities as of December 31, 2023 were no more than US$6 million.

The above financial data included in Part IV is based on the Company’s currently available information and is subject to change upon finalization of its financial statements in connection with the filing of the FY2023 Form 20-F. The Company’s reported material weaknesses from the FY2022 Form 20-F remain outstanding.

Safe Harbor Statement

This notification contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and words of similar meaning. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s fluctuations in growth; its success in its strategic shift away from Marketing Solutions to focus on Enterprise Solutions; its success in implementing its SaaS + X business model; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the ongoing impact of the COVID-19 pandemic on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this notification is as of the date of this notification, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

iClick Interactive Asia Group Limited
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: April 30, 2024